October 7, 2009

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Financial Services

Definitive Proxy Statement on Schedule 14A

Filed February 27, 2009

File No. 001-33378

Dear Mr. Windsor:

Discover Financial Services (“Discover” or the “Company”) is pleased to respond to your letter, dated September 24, 2009, to Mr. Roy A. Guthrie regarding the Company’s Definitive Proxy Statement on Schedule 14A, filed on February 27, 2009 (the “Proxy Statement”). For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and the headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Definitive Proxy Statement on Schedule 14A, filed February 27, 2009

2008 Summary Compensation Table, page 28

1.	Please tell the staff whether any of the amounts disclosed in the “Bonus” column for the years 2007 and/or 2008 were based on the achievement of any performance criteria in accordance with the Discover Omnibus Incentive Plan or other incentive plan. If so, please provide to the staff the amounts that were paid as a result of the achievement of specified performance criteria, if different from the total amounts already disclosed. In addition, revise future filings to disclose in the “Bonus” column only those amounts not earned by meeting performance measures in the non-equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. If you categorize these payments as bonuses, please advise the staff whether you have determined that these amounts are deductible under Section 162(m) of the Internal Revenue Code.

Response:

We believe that the variable year-end cash bonuses earned by our named executive officers were properly disclosed in the “Bonus” column of the Summary Compensation Table on page 28 of the Proxy Statement for each of 2007 and 2008. Pursuant to

Item 402(a)(6)(iii) of Regulation S-K (and under Compliance & Disclosure Interpretation (“C&DI”) 119.02, which the Staff cites in its comment letter), in order to be reported in the “Non-equity Incentive Plan Compensation” column, a bonus would have to be paid pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of SFAS 123R. The adopting release to Item 402 of Regulation S-K (in Section 2.C.1.f) describes an award as “intended to serve as incentive to occur over a specified period” if the outcome “with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive.” The adopting release further provides that “[i]n contrast, a cash award based on the satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary Compensation Table as a bonus.” Id. As shown below, the Company neither establishes nor communicates performance targets that determine the amount of the bonus compensation, and therefore the year-end cash bonuses should be disclosed in the “Bonus” column of the Summary Compensation Table.

As disclosed on page 22 of the Proxy Statement, the Company’s compensation committee considered “overall Company, business segment, and individual performance, Company performance metrics relative to its peers, competitive market position and prior year’s ‘Total Reward’” in determining 2008 year-end cash bonus awards (and the Company followed a materially similar approach for 2007 awards). All of these factors were subjectively weighed by the compensation committee and the committee did not establish any performance targets for these factors that determined in a formulaic way the amount of the final award. For example, performance against the specific amounts of net income, earnings per share and return on equity under our 2008 business plan that were disclosed on page 16 of the Proxy Statement were the primary, but not exclusive, factors and performance under each factor or performance measure bore no set weight in determining the final bonus payments. In addition, there were no target bonus amounts set for, or communicated to, the named executive officers. The cash bonus amounts paid to these officers were discretionary amounts determined by the compensation committee by evaluating the factors identified above. The level of detail disclosed for these various factors in the CD&A section of the Proxy Statement is meant to provide the material information regarding the compensation committee’s exercise of discretion in determining the bonus awards, and should not be interpreted as performance targets that were material to a determination of these award amounts. Furthermore, because the bonus awards do not meet the definition of “non-equity incentive plan,” the Company believes that the guidance in C&DI 119.02 that “amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column” is not applicable. In future filings, as applicable, the Company will include information similar to the foregoing to clarify that the bonuses are determined by the compensation committee in its discretion.

These cash bonus awards were paid under the Discover Omnibus Incentive Plan. As described on page 27 of the Proxy Statement, in order for year-end bonuses to qualify as “performance-based compensation” under Internal Revenue Code Section 162(m), our compensation committee established an incentive pool in 2008 for our named executive officers of 5% of our after tax net income from continuing operations. In addition, a specified percentage of this pool was established as a limit for each executive’s total bonus amount (whether paid in equity or cash). This structure was designed to comply with the requirements of the qualified performance based compensation exception to the $1 million per executive deductibility limit under Section 162(m). The pool and individual limits are maximum amounts that may be paid while still qualifying for this exception under Section 162(m). The pool and individual limits, however, are not target bonus amounts. As stated above, the Company does not set any target bonus amounts based on achievement of specified levels of performance measures (whether after tax net income or otherwise), and therefore, no target bonus amounts are communicated to the executives. The compensation committee determines the actual bonus payment amounts in its discretion by balancing the performance factors described in the preceding paragraph. The Company has determined that the bonus payments are deductible under Section 162(m).

2008 Grants of Plan-Based Awards Table, page 29

2.	We note your omission of the Grants of Plan-Based Awards table. We also note that stated reasons for such omission. However, it appears that this table should have been included as part of your compensation disclosure. In particular, we note that you had a non-equity incentive plan in place in fiscal 2008. Although the actual amounts paid may have occurred after completion of the fiscal year, Item 402(d) of Regulation S-K nevertheless requires disclosure of the “estimated future [or possible] payout upon satisfaction of the conditions in question.” Refer to Item 402(d)(2)(iii) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 120.02. Please confirm that future filings will be revised accordingly.

Response:

As noted in our response to comment no. 1 above, we believe that the year-end cash bonuses were not paid pursuant to a “non-equity incentive plan” as defined in Item 402. Accordingly, we believe that the requirements of Item 402(d) are not applicable and, likewise, the Grants of Plan-Based Awards table was not required in the Proxy Statement.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ ROY A. GUTHRIE

Roy A. Guthrie
Executive Vice President and Chief Financial Officer

cc:	Mr. Matt McNair, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP

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